Exhibit 99.1

Sun Life appoints Joseph Natale to Board of Directors

TORONTO, Feb. 6, 2023 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) is pleased to announce the appointment of Joseph Natale to the Sun Life Board of Directors, effective February 7, 2023.

Mr. Natale is an experienced public company CEO with more than 30 years in large corporate and global consulting settings. Mr. Natale was previously President and CEO at Rogers Communications Inc., and Telus Corporation, two of Canada's largest, publicly-listed companies. During his time with Rogers and Telus, Mr. Natale led both companies through growth and transformation, including acquisitions, new brand and business launches, consumer experience and digital transformation.

Outside of the telecommunications industry, Mr. Natale spent over a decade in the global consulting industry where he held various roles including Global Industry Leader and Managing Partner at KPMG Consulting (later BearingPoint Inc.). The strategy and technology consulting firm he co-founded was acquired by KPMG Consulting.

As a new director, Mr. Natale sees strong alignment between key areas of Sun Life's business and strategic priorities and his own passions and expertise, which includes customer experience transformation, go-to-market strategies, technology enablement, and the health and wellness sector. His experience and perspective will be invaluable as Sun Life continues to evolve and adapt to the rapidly changing digital landscape.

Mr. Natale holds a bachelor's degree in Electrical Engineering from the University of Waterloo. He resides in Toronto and holds Board positions with the Home Capital Group and the Hospital for Sick Children. He is also on the Advisory Board of Altas Partners.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2022, Sun Life had total assets under management of $1.27 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact: Rajani Kamath Associate Vice-President, Corporate Communications T. 647-515-7514 rajani.kamath@sunlife.com	Investor Relations Contact: Yaniv Bitton Vice-President, Head of Investor Relations & Capital Markets T. 416-979-6496 yaniv.bitton@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 07:30e 06-FEB-23